NEWS RELEASE

Commitment to Construct Transmission Line Marks a Significant Milestone

February 13, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased that the Government of Newfoundland and Labrador has today confirmed that it will proceed with the construction of a third transmission line from Churchill Falls to Labrador West (the “New Transmission Line”). Nalcor has previously confirmed that it would be able to supply power to the Kami Iron Ore Project (“Kami Project”) (see January 10, 2013 news release) but the New Transmission Line is necessary to ensure there is enough transmission capacity to deliver the power to the Kami Project. The confirmation regarding the New Transmission Line paves the way for the conclusion of the Power Purchase Agreement which is the remaining condition for a confirmed power supply for the Kami Project.

“Our government has no higher priority than to fuel the growth of opportunities and a region that is growing in industrial activity needs a secure supply of electrical power,” said the Honourable Tom Marshall, Premier of Newfoundland and Labrador in a press release issued by the Government today. “Nearly three weeks ago, on the day that I was sworn in as Premier, I said the decision on a new power line for this region was imminent. Today, I am announcing that the decision is made and we will be moving forward with the construction of a third line to supply power from Churchill Falls to western Labrador.”

“Today’s announcement reflects our government’s support for responsible natural resource development in the province, specifically for the mining industry in western Labrador,” said the Honourable Derrick Dalley, Minister of Natural Resources in the same press release issued by the Government today. “Construction of the third transmission line will meet power demands for new mining developments, attract investment into the region, and generate spin-off employment and business opportunities for the people of Labrador.”

“Access to power is crucial for the Kami Project and we are proud to be a part of the leading iron ore industry in Labrador,” said Tayfun Eldem, President and CEO of Alderon.  “We are particularly pleased that the Kami Project will contribute to the continued economic prosperity of the region. The announcement of a third transmission line paves the way to execute on our Power Purchase Agreement, which will greatly assist with the ongoing process for the previously announced debt financing for the Kami Project.”

“Realization of the Kami Project will demonstrate the ability of the Provincial Government to work cooperatively with industry to bring to fruition a significant economic development project for the people of Newfoundland and Labrador,” said Mark Morabito, Executive Chairman of the Board of Alderon.  “We are very appreciative that Premier Marshall and Minister Dalley have confirmed the construction of the third transmission line, as the Kami Project will infuse significant and long-term economic benefits to the Province.  In addition to approximately $3.9 billion in tax revenues, this mine will add an impressive $25.4 billion to the Province’s GDP. With a total direct investment of $11.9 billion, the Kami Project will also create approximately 800 construction and 500 full-time production jobs. This translates to a total of $2.7 billion being paid to Newfoundland and Labrador employees and businesses.”

Alderon has collaborated with the Province and Nalcor for more than two years to secure access to power, including paying upfront engineering costs of $4.4 million. The statements from Chairman Mark Morabito regarding the economic benefits of the Kami Project are based on an independent Economic Impact Assessment (“EIA”) of the Kami Project that was undertaken by Strategic Concepts, Inc. and Dr. Wade Locke of Memorial University.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America. The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-866-683-8030 ext. 223

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the construction of the new transmission line and its benefits; (iii) the conclusion of a Power Purchase Agreement and the supply of power for the Kami Project; (iv) the number of jobs created by the Kami Project; and (v) the potential economic benefits of the Kami Project.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.